82-/209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

03003869

February 5, 2003

PRESS RELEASE
GGL CLOSES FINANCING

SUPPL

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to announce that GGL has closed a private placement to raise gross proceeds of $1,000,000 by way of the placement of 5,000,000 common shares at $0.20 per share. These shares have a four month hold period until June 5, 2003. In connection with the financing, GGL has paid a cash finder's fee of 8% of the gross subscription proceeds.

GGL will use the net subscription proceeds for exploration on its 100% owned and advanced diamond exploration projects and for corporate and administrative purposes.

Soroof International, of Al Jaffali Tower, 5th Floor, Damman Khobar, Hwy. CR, Saudi Arabia, acquired beneficial ownership of, and control over, 5,000,000 common shares of GGL through the private placement. As a result, it now beneficially owns and exercises control or direction over a total of 7,700,000 common shares of GGL, being 13.42%. In the event of the exercise of 1,200,000 warrants previously acquired by Soroof, it would own 15.18% of the issued capital of GGL. No persons acted jointly or in concert in making the acquisitions of the GGL securities and the acquisitions were made for investment purposes only. Soroof International and GGL have entered into a voting agreement under which they have agreed to the appointment of one nominee of Soroof International to the Board of Directors of GGL and, as long as Soroof International owns at least 7,000,000 common shares of GGL, they have agreed that for a term of three years GGL will nominate and support for election a nominee of Soroof International to the Board of Directors of GGL and Soroof International will support management's slate for the election of directors, at any general meeting at which directors are to be elected.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.